Exhibit (h)(6)

LIQUDITY RISK MANAGEMENT ADDENDUM

to Amended and Restated Administration Agreement

This Liquidity Risk Management Addendum (this "Addendum") dated December 1, 2018 is to the Amended and Restated Administration Agreement dated March 6, 2017, as amended (the "Agreement"), by and between ALPS Advisors, Inc., a Colorado corporation ("Adviser"), ALPS Fund Services, Inc., a Colorado corporation ("ALPS") and ALPS ETF Trust, a Delaware statutory trust (the "Trust").

WHEREAS, the Trust, the Adviser and ALPS have previously entered into the Agreement, pursuant to which ALPS provides the Trust with certain administrative services; and

WHEREAS, the Trust, the Adviser and ALPS wish to supplement the Agreement to provide for additional services to be performed by ALPS and to set forth the fees for those additional services.

NOW THEREFORE, in consideration of the promises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1.	Services. ALPS will provide the Trust with the additional services (the "Additional Services") described in Appendix I, attached hereto. The Additional Services may include the use of input, data, or other information from a third party vendor ("Vendor"); provided that, in such event, ALPS shall not be relieved of any of its obligations otherwise applicable under the Agreement or this Addendum. Except as otherwise set forth herein, the provision of the Additional Services and duties of each party in connection therewith will be governed under the terms and conditions of the Agreement.

2.	Compensation. In consideration of the Additional Services performed under this Addendum, the Adviser shall pay ALPS the fees listed in Appendix II, attached hereto. The imposition of such fees will commence beginning December 1, 2018.

3.	Terms Applicable to the Additional Services. As applicable to the Additional Services provided under this Addendum, the parties are further subject to the additional terms and conditions set forth in the Appendix III, attached hereto.

4.	Term, Termination, and Modification. This Addendum shall become effective as of the date first written above and shall continue thereafter until the earlier of (i) the termination of this Addendum or (ii) the termination of the Agreement. This Addendum shall be terminable by any party pursuant to the terms set forth in Section 13 of the Agreement, and termination of this Addendum shall not terminate the Agreement. This Addendum cannot be modified except by a written agreement signe.d by all parties.

5.	Survival. The provisions of Section 3 of this Addendum shall survive termination of the Agreement and/or this Addendum.

6.	Miscellaneous. Except to the extent expressly amended or supplemented hereby, the provisions of the Agreement remain in full force and effect. All capitalized terms used in this Addendum and not defined herein shall have the meaning ascribed to them in the Agreement. This Addendum may be executed by the parties hereto on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

7.	Governing Law. The provisions of this Addendum shall be construed and interpreted in accordance with the laws of the State of Colorado and the Investment Company Act of 1940, as amended ("1940 Act") and the rules thereunder. To the extent that the laws of the State of Colorado conflict with the 1940 Act or such rules, the latter shall control.

IN WITNESS WHEREOF, the parties hereto have executed this Addendum as of the day and year first above written.

ALPS ETF TRUST

By:	/s/ Edmund J. Burke
Name:	Edmund J. Burke
Title	Preside

ALPS FUND SERVICES, INC.

By:	/s/ Rahul Kanwar
Name:	Rahul Kanwar
Title:	Authorized Representative

ALPS ADVISORS, INC.

By:	/s/ Rahul Kanwar
Name:	Rahul Kanwar
Title:	Authorized Representative

Appendix I

Additional Services

The following Additional Services are to be performed by ALPS for the compensation noted in Appendix II hereto.

Fund Administration

•	Provide Liquidity Risk Management ("LRM") support services
o	Vendor management, including facilitating communication between the Trust and Vendor
o	Holdings data management within the Vantage module
o	Manage user access of Vendor's LRM portal
o	Generate and distribute standard Vantage liquidity reporting

Revisions to, or the addition of, new services to the services listed above (including, but not limited to, new or revised services related to regulatory changes or special projects) shall be subject to additionalfees as determined by ALPS.

Appendix II

Compensation

Fees for the Additional Services:

For the Additional Services, the Adviser will pay to ALPS the following annual fees, payable monthly:

Fund	Annual Fund Fee ($) ·

The above fees are based on assumptions derived ft-om the Trust's historical portfolio information and/or information provided by the Trust. ALPS' fees are subject to revision by ALPS, upon prior notice to and acceptance by the Adviser and the Trust, if ALPS determines that a cost of living adjustment is appropriate or that the Trust's portfolio composition changes or additional work is required by ALPS as compared to what ALPS originally contemplatedfor its provision of the Additional Services. The Trust's use of alternative data suppliers may result in additionalfees may as determined by ALPS and accepted by the Adviser and the Trust.

Third Party Expenses:

All reasonable third party expenses incurred in providing the Additional Services will be billed to the Adviser, including, but not limited to, liquidity services fees, expenses related to security reference data, portfolio risk metrics, valuation leveling, and/or similar data provided by third party suppliers. For third party suppliers from which the Trust receives services as part of an existing ALPS relationship or agreement, the Adviser will be billed the amount attributable to the services the Trust received, calculated before appltcation of any discount that ALPS may receive as part of its overall relationship with the supplier (if applicable). All expenses in which a third party supplier does not have an established relationship with ALPS will be billed to the Adviser as incurred.

APPENDIX III

Additional Terms

In addition to the terms and conditions of the Agreement, the following terms and conditions apply to the provision of the Additional Services under this Addendum:

No Warranties

NEITHER ALPS NOR VENDOR AND ITS SUPPLIERS MAKE ANY WARRANTIES, EXPRESS OR IMPLIED, AS TO MERCHANTABILITY, FITNESS OR ANY OTHER MATTER WITH RESPECT TO THE ADDITIONAL SERVICES.

Limitation on Liability

. (a) ALPS and Vendor and its suppliers shall have no liability to the Trust, or a third party, for errors, omissions or malfunctions in the Additional Services, other than the obligation 'of ALPS and Vendor to endeavor, upon receipt of notice from the Trust, to correct a malfunction, error, or omission in any Additional Services.

(b) The Trust acknowledges that (i) the Additional Services are intended for use as an aid to institutional investors, registered brokers or professionals of similar sophistication in making informed judgments concerning liquidity characteristics of certain securities; and (ii) Vendor holds all title, license, copyright or similar intellectual property rights in the Additional Services.

The Trust accepts responsibility for, and acknowledges it exercises its own independent judgment in, its selection and use of the Additional Services and any results obtained, subject to the rest of this Appendix III. Prior to engaging any Vendor in connection with the Additional Services, ALPS will obtain the approval of the Board of Trustees of the Trust ("Board") for use of that Vendor and provide information to the Board with respect to the expertise and services to be provided by that Vendor. Nothing contained herein shall be deemed to be a waiver of any rights existing under applicable law for the protection of investors.

(c) Other than to the extent arising under ALPS' failure to fulfill its obligations under (a) above, the Trust shall indemnify ALPS and Vendor and its suppliers against and hold ALPS and Vendor and its suppliers harmless from any and all losses, damages, liability, costs, including reasonable attorney's fees, resulting directly or indirectly from any claim or demand against ALPS or Vendor or its suppliers by a third party arising out of or related to the accuracy or completeness of any Additional Services received by the Trust, or any data, information, service, report, analysis or publication derived therefrom. Neither ALPS nor Vendor and its suppliers shall be liable for any claim or demand against the Trust by a third party. Nothing herein shall change the standard of liability set forth in Section 4 of the Agreement with regard to ALPS' provision of Additional Services for the Trust, so long as such liability does not relate to the accuracy or completeness of the Additional Services, or any data, analysis or publication derived therefrom.

(d) As it relates to the Additional Services, neither the Trust, ALPS nor Vendor and its suppliers shall be liable for (i) any special, indirect or consequential damages (even if advised of the possibility of such), (ii) any delay by reason of circumstances beyond its control, including acts of civil or military authority, national emergencies, labor difficulties, fire, mechanical breakdown, flood or catastrophe, acts of God, insurrection, war, riots, or failure beyond its control of transportation or power supply, or (iii) any claim that arose more than one year prior to the institution of suit therefor.